CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” dated August 9, 2013.

I, Daniel Hewitt, residing at 1960 Latimer Crescent, Sudbury, Ontario do hereby certify that:

1)	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;
2)
I am a graduate of McGill University in Montreal with a BEng (Mining Engineering) in 1976 and studied business administration at York University in Toronto in 1983 and 1984. I have practiced my profession continuously since 1976. Between 1976 and 1980, I worked as a mine planner and mine foreman for Vale SA at the Copper Cliff South underground nickel mine in Sudbury, ON, and from 1980 to 1983 I was mine engineer at the underground tungsten mine in Tungsten, NT for Canada Tungsten Mining Corporation. From 1984 to 1989 I provided site engineering services and technical reports for advanced underground exploration gold projects in Ontario and Saskatchewan as a partner of Caribou Resources. Between 1989 and 2004, I worked with Vale SA as a mine planner (1989 to 1991), project engineer (1992 to 1995) and environmental coordinator (1996 to 2004) for several underground and open pit base metal mine sites in Sudbury, ON. During 2005 and 2006, I provided mine engineering and environmental services to mines and quarries in Ontario as a partner of Flat River Consulting. From 2006 to present, I have worked for SRK to design and provide site QA services for several mine reclamation projects, notably the Tundra and Giant gold mines in Northwest Territories, and for technical reports for underground gold projects in Red Lake, ON and Kirkland Lake, ON;

3)
I am a professional engineer registered with Professional Engineers Ontario of the Province of Ontario (PEO#19465012) and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (NAPEG#1032);

4)
I have personally inspected the subject project on April 15, 2013. The purpose of the visit was to review the status of the project and possible data gaps with respect to geotechnical conditions in the proposed mining areas, existing underground openings, mining plans and schedule, processing and backfill facilities, environmental programs and compliance, property boundary, and closure planning;

5)
I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for Sections 15 and 17 to 25, and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)
SRK Consulting (Canada) Inc. was retained by Rubicon Minerals Corporation to prepare a technical audit of the Phoenix gold project. In conducting our audit, a gap analysis of project technical data was completed using CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Rubicon Minerals Corporation personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Rubicon Minerals Corporation or securities of Rubicon Minerals Corporation; and
12)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Sudbury, Ontario August 9, 2013	"Daniel Hewitt" (signed and sealed) Daniel Hewitt, PEng (PEO#19465012) Principal Consultant (Mining)